UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*
(Amendment No. 6)
Cadiz Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
127537207
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127537207	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Altima Partners LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
654,293

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
654,293

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
654,293

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 127537207	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Radenko Milakovic

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
German Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
34,537

	6	SHARED VOTING POWER
688,830

	7	SOLE DISPOSITIVE POWER
34,537

	8	SHARED DISPOSITIVE POWER
688,830

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
688,830

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 127537207	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dominic Robert Redfern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
225,712

	6	SHARED VOTING POWER
880,005

	7	SOLE DISPOSITIVE POWER
225,712

	8	SHARED DISPOSITIVE POWER
880,005

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
880,005

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.
	(a)	Name of Issuer Cadiz Inc.
	(b)	Address of Issuer’s Principal Executive Offices 550 South Hope Street, Suite 2850 Los Angeles, CA 90071

Item 2.
(a)
Name of Person Filing
 (i) Altima Partners LLP (“Altima Partners”), a limited liability partnership organized under the laws of England and Wales, which acts as investment adviser to Altima Global Special Situations Master Fund Limited (“AGSS”) and several other funds, with respect to the shares of Common Stock directly beneficially owned by AGSS (the “Shares”);
(ii) Radenko Milakovic (“Mr. Milakovic”), a citizen of the German Republic, who serves as chief investment officer of Altima Partners, with respect to the Shares; and
(iii) Dominic Robert Redfern (“Mr. Redfern”), a citizen of the United Kingdom, who is a partner of Altima Partners and provides investment advice with respect to the Shares.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  The Reporting Persons may be deemed to share beneficial ownership of the Shares by virtue of the relationship set forth above.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)
Address of Principal Business Office or, if none, Residence
 The address of the principal business office of Altima Partners, Mr. Milakovic and Mr. Redfern is 11 Slingsby Place, St. Martin’s Courtyard, London WC2E 9AB, United Kingdom.

	(c)	Citizenship Altima Partners is organized under the laws of England and Wales. Mr. Milakovic is a German citizen and Mr. Redfern is a citizen of the United Kingdom.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (“Common Stock”)
	(e)	CUSIP Number 127537207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

A.	Altima Partners
(a)  Amount beneficially owned:  654,293.  This amount consists of 654,293 shares of Common Stock.
(b)  Percent of class: 3.8%. The percentages used herein and in the rest of this Amendment No. 6 are calculated based upon 17,405,844 shares of Common Stock issued and outstanding, as reflected in the Company's Prospectus Supplement dated November 7, 2014.
(c)   Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: 0
(ii)   Shared power to vote or direct the vote:  654,293
(iii)  Sole power to dispose or direct the disposition: 0
(iv)  Shared power to dispose or direct the disposition:  654,293

B.	Mr. Milakovic

(a)   Amount beneficially owned: 688,830.  This amount consists of 688,830 shares of Common Stock.
(b)   Percent of class:  4.0%
(c)   Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote:  34,537
(ii)   Shared power to vote or direct the vote:  688,830
(iii)  Sole power to dispose or direct the disposition:  34,537
(iv)  Shared power to dispose or direct the disposition:  688,830

C.	Mr. Redfern
(a)   Amount beneficially owned:  880,005.  This amount consists of 880,005 shares of Common Stock.
        (b)   Percent of class:  5.1%

(c)   Number of shares as to which such person has:
(i)     Sole power to vote or direct the vote:  225,712
(ii)    Shared power to vote or direct the vote:  880,005
(iii)   Sole power to dispose or direct the disposition:  225,712
(iv)  Shared power to dispose or direct the disposition:  880,005
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

With respect to Altima Partners LLP and Radenko Milakovic only, and not Dominic Robert Redfern.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Each Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED:  February 12, 2015

ALTIMA PARTNERS LLP
By:	/s/ Malcolm Goddard
Name: Malcolm Goddard Title: Partner

/s/ Radenko Milakovic
Radenko Milakovic

/s/ Dominic Robert Redfern
Dominic Robert Redfern

Agreement of Joint Filing

Joint Filing Agreement attached hereto as Exhibit 1.

Exhibit Index

Exhibit 1          Joint Filing Agreement Pursuant toSection 240.13d-1(k)

EXHIBIT 1
to
SCHEDULE 13G

JOINT FILING AGREEMENT
PURSUANT TO SECTION 240.13d-1(k)(1)

      The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated:  February 12, 2015

ALTIMA PARTNERS LLP
By:	/s/ Malcolm Goddard
Name: Malcolm Goddard Title: Partner

/s/ Radenko Milakovic
Radenko Milakovic

/s/ Dominic Robert Redfern
Dominic Robert Redfern